UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTION, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 000-50274

|X| Form 10-K and Form 10-KSB  |   |  Form 20-F   |   |  Form 10-Q and Form 10-QSB  |   | Form N-SAR  |   | Form 11-K

For the period ended: December 31, 2005

| |	Transition Report on Form 10-K
| |	Transition Report on Form 20-F
| |	Transition Report on Form 11-K
| |	Transition Report on Form 10-Q
| |	Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information

Full name of Registrant:	FUSA Capital Corporation

Former name if Applicable:

Address of Principal Executive
Office (Street and Number):	1420 Fifth Avenue, 22nd Floor
City, State and Zip Code:	Seattle, WA 98101

Part II-Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|
(b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

FUSA Capital Corporation is unable file its annual report on Form 10-KSB in a timely fashion due to the termination and re-instatement of its independent auditors Braverman International, PC.

Part IV-Other Information

(1)  Name and telephone number of person to contact in regard to this notification:

Jenifer Osterwalder	206	274-5107
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

|X| Yes   |   |  No   If the answer is no, identify report(s)

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes   |   |  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Annex A attached hereto.

FUSA Capital Corporation

Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2006	By:	/s/ Jenifer Osterwalder
Jenifer Osterwalder
Chief Executive Officer

Annex A

On a preliminary basis, the company anticipates having no significant revenues from its fiscal year ending December 31, 2005 and having a net loss of approximately $3,250,000 for the period. This net loss is substantially attributable to increased sales and general administrative expenses and increased research and development expenses. There are no comparable figures for the company’s fiscal year ended December 31, 2004, as the company originated from a stock exchange transaction in March, 2005.